 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K /A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

Floor Two   73 Front Street   Hamilton   Islands of Bermuda   HM 12

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: September 7, 2010

EXHIBIT INDEX

1.

Interim Financial Statements for the Six Months ended June 30, 2010

2.

Management Discussion and Analysis for the Six Months ended June 30, 2010

3.

Certification of Interim Filings for the Six Months ended June 30, 2010

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30 2010

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are the Unaudited Consolidated Financial Statements for this Second Financial Quarter ending June 30, 2010, for the Second Financial Quarter ended June 30, 2009 with the consolidated statements of operations, deficit and cash flows for those periods, and with comparatives to the year-end Audited Consolidated Financial Statements for December 31, 2009.

These Unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2009.

They have been prepared by Company management in accordance with the Canadian generally accepted accounting principals, consistent with previous quarters and years, and the Canadian Institute of Chartered Accountants and the Canadian Securities Administrators Policies.

The Company’s Auditors have not reviewed these financial statements.

Hamilton, Bermuda

July 15, 2010

_____________________________________________________________________________________________

CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Six Months Ended June 30, 2010

(with comparative figures to the Six Months Ended June 30, 2009 and to the Year Ended December 31, 2009)

(UNAUDITED)

ASSETS
June 30 2009		June 30, 2010	December 31 2009
Current Assets
Cash and cash equivalents	$ 3,567	$ 37,848	$ 7,958
Accounts receivable	14,020	5,350	11,600
Prepaid expenses	4,354	6,845	0
Total current assets	21,941	50,043	19,558

Total Assets	$ 21,941	$ 50,043	$ 19,558
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	301,636	361,129	347,519
Notes Payable	145,915	196,677	140,257
Accrued dividends	3,010,778	3,807,562	3,550,633
Preferred shares – Note 6	2,237,421	2,237,421	2,237,421
Total current liabilities	5,695,750	6,602,789	6,275,830
Total Liabilities	$ 5,695,750	$ 6,602,789	$ 6,275,830
SHAREHOLDERS' EQUITY
Class A preferred shares, $0.01 par value,
Authorized: 3,000 shares; Issued: 2,237 (2008: 2,237 shares)	22	22	22
Class B preferred shares, $0.01 par value, Authorized: 5,000,000 shares;
Issued: nil (2006: nil)	0	0	0
Common shares, $0.01 par value
Authorized: 100,000,000 shares Issued: 87,467,288 (Mar.2008:87,467,288) Additional paid-in-capital Accumulated deficit	874,673 63,683,159 (70,231,663)	874,673 63,683,159 (71,110,600)	874,673 63,683,159 (70,814,126)
Total Shareholder Equity	(5,673,809)	(6,552,746)	(6,256,272)
Total Liabilities and Shareholders' Equity	$ 21,941	$ 50,043	$ 19,558
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2010 Interim Financials

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2010

(with comparative figures to the Six Months Ended June 30, 2009 and to the Year Ended December 31, 2009)

(UNAUDITED)

	Six Months Ended June 30,		December, 31
	2009	2010	2009

Revenue	$ 29,790	$ 21,900	$ 59,380
Operating Expenses
Amortization and depreciation Consulting and contract services General and administrative Legal Marketing Loss from operations	0 21,000 41,303 9,435 0 71,738 $ (41,948)	0 21,000 41,077 3,336 332 65,745 $ (43,845)	0 42,000 57,406 14,160 113,566 $ (54,186)
Other: Expense recoveries Preferred stock dividends Net Income (loss)	30.370 (99,857) (69,487) $ (111,578)	4,300 (256,929) (252,929) $ (269,474)	0 (463,837) (463,837) $ (512,023)

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Gain (loss) to common shareholders	$ (111,435)	$ (296,474)	$ (518,023)

Denominator for basic and diluted loss per share: Weighted average shares outstanding	87,467,288	87,467,288	87,467,288

Net loss per share	$ (0.0013)	$ (0.0034)	$ (0.006)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2010 Interim Financials

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Six Months Ended June 30, 2010

(with comparative figures to the Six Months Ended June 30, 2009 and to the Year Ended December 31, 2009)

(UNAUDITED)

	Six Months Ended June 31, 2009	Six Months Ended June, 31, 2010	Year Ended December 31 2009
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

    Activity for the period:

   Stock Based Compensation

   Changes in non-cash working capital balances:

        Impairment of equipment

        Depreciation and amortization

        Accounts receivable

        Prepaid expenses

        Accounts payable and accrued expenses

        Accrued dividends payable

            Net cash provided by (used in) operating activities

	$ (111,435) 0 0 0 0 (5,555) (3,016) (23,444) 99,857 (43,593)	$ (296,474) 0 0 0 0 6,250 (6,845) 13,610 256,929 (26,530)	(518,023) 0 0 0 0 (3,135) 1,338 30,581 463,837 (25,402)
INVESTING ACTIVITIES
Dividends paid Purchases of Furniture, Fixtures &Equipment Dividends Paid Net cash provided by (used in) investing activities	0 0 0 0	0 0 0 0	0 0 0 0
FINANCING ACTIVITIES
Common Stock issuance Paid in Capital Notes Payable Preferred stock dividends Net cash provided by (used in) financing activities	0 0 37,235 0 37,235	0 0 56,420 0 56,420	0 0 23,435 0 23,435
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	(6,358) 9,925 $ 3,567	29,890 7,958 $ 37,848	(1,967) 9,925 $ 7,958

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2010 Interim Financials

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

For the Six Months Ended June 30, 2010

(with comparative figures to the Six Months Ended June 30, 2009 and to the Year Ended December 31, 2009)

(UNAUDITED)

	June 30, 2009	June 30, 2010	December 31, 2009
Balance, Beginning of Period Current Period’s Activities Net Income (Loss) Preferred Stock Dividends	$ (70,120,228) (11,578) (99,857)	$ (70,814,126) (39,545) (256,929)	$ (70,296,103) (54,186) (463,837)
Balance, End of Period	$ (70,231,663)	$ (71,110,600)	$ (70,814,126)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2010 Interim Financials

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CREATOR CAPITAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2010

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At June 30, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $71,033,550 since its inception, has a working capital deficiency of $6,475,696 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 13.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Creator Capital Limited June 30, 2010 Interim Financials

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Note 2

Summary of Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

c)

Website Development Costs

Website development costs relate to costs incurred to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Creator Capital Limited June 30, 2010 Interim Financials

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Note 2

Summary of Significant Accounting Policies – (cont’d)

f)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable, and collection is reasonably assured.

Revenue for Sky Play is recognized each month upon invoicing.

g)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

h)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

i)

Stock-based Compensation

CCL records a compensation cost attributable to all stock options granted at fair value at the grant date,.  The Black-Scholes valuation model is used and the cost is expensed over their vesting period, with a corresponding increase to the equity account, Additional Paid-in Capital.  Upon exercise of the share purchase options, the consideration paid by the option holder, together with the amount previously recognized in the Additional Paid-in Capital, is recorded as an increase to Share capital.

      The Black Scholes option valuation model requires the input of highly subjective assumptions, including price volatility, if any.  Changes in these assumptions can materially affect the fair value estimate.

j)

Change in Accounting Policy

      On January 1, 2007, CCL adopted the CICA Handbook Sections:

#1530 – Comprehensive Income

      # 3251 – Equity

      #3855 – Financial Instruments – Recognition and Measurement

      #3861 – Financial Instruments – Disclosure and Presentation

#3865 – Hedges.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events form non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Creator Capital Limited June 30, 2010 Interim Financials

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Section 3855 prescribes when a financial asset, liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under difference circumstances.  Financial instruments must be classified into one of these five categories:

- Held for trading

- Held to maturity

- Loans and receivables

- Available for sale financial assets

-Other financial liabilities

All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

- Held for trading financial assets are measured at fair value, and changes in fair value are recognized in net earnings;

- available for sale financial instruments are measured at fair value, with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, CCL designated its accounts receivable as loans and receivable, and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3865  describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenue and expenses form derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

k)

On June 1, 2007 the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC address the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classification as other than held for trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

l)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

Creator Capital Limited June 30, 2010 Interim Financials

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m)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards:

- Section 1535, Capital Disclosures

- Section 3862,  Financial Instruments – Disclosures

- Section 3863, Financial Instruments – Presentation

These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of:

i)   an entity’s objectives, policies and processes for managing capital

ii)  quantitative data about what the entity regards as capital

iii)  whether the entity has complied with any capital requirements; and

iv)  if it has not complied, the consequences of such non-compliance

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

n) Financial Statement Concepts

Effective January 1, 2009 the Company adopted the amendments to the guidelines of CICA Handbook Section 1000. It has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle.  The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009.

o)

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and also replaces Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  The Standards in Section 3062 remain unchanged.  The Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009

The Company is currently assessing the impact of these new accounting standards on its financial statements.

p)

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for all reporting Companies, including this Company.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February, 2008, the AcSB announced that the year 2011 is the changeover year for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 20011.  The transition date of January 1, 2011 will require the restatement of comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Creator Capital Limited June 30, 2010 Interim Financials

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The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3

Equipment

During the year ended December 31, 2008 the values of all capital assets were impaired, resulting in the writing their values down to $nil.  As these assets were fully amortized, the write down had no impact on the consolidated statement of operations.

June 30, 2010
Accumulated
	Cost	Amortization	Net

Computer equipment	$ nil	$ nil	$ nil
Furniture and fixtures	nil	nil	nil
Website	nil	nil	nil

	$ nil	$ nil	$ nil

June 30, 2009
Accumulated
	Cost	Amortization	Net

Computer equipment	$ nil	$ nil	$ nil
Furniture and fixtures	nil	nil	nil
Website	nil	nil	nil

	$ nil	$ nil	$ -

	June 30, 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

Note 4

Notes Payable

	June 30, 2010	December 31, 2009

Unsecured, interest bearing at 10% per annum, related party Unsecured, bearing interest at the 1-year Treasury yield rate	$ 40,829 $ 47,940	$ 35,935 $ 43,322
Unsecured, non- interest bearing, related party	20,000	20,000
Unsecured and non-interest bearing	87,908	41,000

	$ 196,677	$ 140,257

These notes are past due and, consequently, are classified as current liabilities.

Creator Capital Limited June 30, 2010 Interim Financials

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Note 5

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative, compounded quarterly and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2006 and 2005, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2009, 2008 and 2007 were $463,837, $425,131, and $390,028, respectively.  For the Second Fiscal Three Month Quarter ended June 30, 2010 the accrued Dividends recorded was $256,929 (the compounding amount for the first Quarter of $77,049 was not calculated, nor included, for the March 31, 2010 period, but included in the June 30, 2010 period.  For the Second Fiscal Three Month Quarter ended June 30, 2010 the accrued Dividends recorded was $256,929 (of which $79,912 is the cumulative dividends accrued for the Quarter).  They remain unpaid and are in arrears.

During the year ended December 31, 2007, CCL restated the presentation of the Class A Preferred shares In accordance with CICA 3861.  CICA 3861 covers “Financial Instrument – Disclosure and Presentation”.  It dictates the reclassification from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,421.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  This they meet the definition of a financial liability.  This is where the Canadian Generally Accepted Accounting Principles differ from those of the United States of America.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company.  Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto were converted into common shares.

At December 31, 2006, Nil (2005: 3,525,000) common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

Creator Capital Limited June 30, 2010 Interim Financials

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Note 6

Stock Options

On April 6, 2007, the Company granted 6,950,000 stock options to directors, officers, and consultants at a price of $0.25 per share expiring on April 6, 2012.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price $

Outstanding, December 31, 2006	440,000	0.59

Granted	6,950,000	0.25
Expired	(10,000)	3.69

Outstanding, December 31, 2007	7,380,000	0.27

Expired	(10,000)	3.69

Outstanding, December 31, 2008	7,370,000	0.26

Expired	(420,000)	0.46

Outstanding, December 31, 2009, June 30, 2010	6,950,000	0.25

Additional information regarding stock options outstanding as at June 30, 2010 is as follows:

	Outstanding and exercisable
Range of exercise prices $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.25	6,950,000	2.26	0.25

During the year ended December 31, 2007, the Company recorded stock-based compensation of $320,395, of which $242,025 was recorded as consulting fees and $78,370 was recorded as general and administrative expenses.

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2007

Risk-free interest rate	3.43%
Expected life (in years)	5
Expected volatility	184%

Note 7

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs were claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs had invested in a California company affiliated with ETV that had no contractual relationship with the Company. The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

Creator Capital Limited June 30, 2010 Interim Financials

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On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas were sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in favor of Creator Capital Ltd.  The Plaintiffs were entitled to receive nothing from Creator Capital and the court has accepted the verdict of the jury.  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment is signed, the Plaintiffs had the opportunity to appeal.  The period for such an appeal has now expired.

Note 8

Income Taxes

As a Bermuda exempted company, the Company is exempt from income tax filing requirements in Bermuda. Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  Currently, the Company currently is represented in Canada by a Director who provides Corporate Services.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2009 $	2008 $	2007 $

Canadian statutory income tax rate	30.00%	31.00%	34.12%

Income tax recovery at statutory rate	155,000	181,000	273,000

Tax effect of:
Permanent differences and other	–	–	(109,000)
Foreign income tax other than Canadian statutory rate	(141,000)	(162,000)	(141,000)
Change in enacted tax rates	–	(2,000)	–
Change in valuation allowance	(14,000)	(17,000)	(23,000)

Income tax provision	–	–	–

The significant components of future income tax assets and liabilities are as follows:

	2009 $	2008 $

Future income tax assets

Non-capital losses carried forward	96,000	82,000
Valuation allowance	(96,000)	(82,000)

Net future income tax asset	–	–

The Company has estimated accumulated non-capital losses of $371,000 which may be carried forward to reduce taxable income in future years. As at June 30, 2010, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

Creator Capital Limited June 30, 2010 Interim Financials

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Note 9

Related Party Transactions

A company controlled by management of the Company provides consulting services to the Company.  During the six months year-to-date period ended June 30, 2010, the Company incurred $21,000 ($21,500 for same period in 2009) in consulting fees and $903 ($786 for the same period in 2009) in expense reimbursements. During the three months First Fiscal Quarter period ended March 31, 2010, the Company incurred $10,500 ($10,500 for same period in 2009) in consulting fees and $786 ($786 for same period in 2009) in expense reimbursements. Included in the Accounts Payable account is $109,481 representing outstanding fees and reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the three months Second Fiscal Quarter period ended June 30, 2010 the Company incurred $8,500 ($6,000 for same period in 2009) for such accounting and administrative services, and $2,076 ($2,144 for the same period in 2009) in expense reimbursements.  During the three months First Fiscal Quarter period ended March 31, 2010, the Company incurred $2,036 ($1,721 for same period in 2009) in expense reimbursements.  Included in the Account Payable accounts is $101,173 representing outstanding fees and reimbursements.

Note 10

Economic Dependence

During the six months period ended June 30, 2010, two customers accounted for 76.0% and 21.0%, respectively, of total sales.  For the six months year-to-date period ended June 30, 2009, two customers accounted for 82.4% and 17.6%, respectively, of total sales.

During the three months Second Fiscal Quarter period ended June 30, 2010, two customers accounted for 60.7% and 29.3%, respectively, of total sales.  During the three months Final Fiscal Quarter period ended June 30, 2009, two customers accounted for 77.8% and 22.2%, respectively, of total sales.

Note 12

Segmented Information

For the six months year-to-date period ended June 30, 2010 and for the three month second Fiscal Quarter period ended March 31, 2010 the details of identifiable revenues by geographic segments are as follows:

	June 30, 2010	March 31, 2010

Asia	$ 5,400	$ 11,250
Middle East	3,500	1,750

Total Revenues per Quarter Period	$ 8,900	$ 13,000

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

Creator Capital Limited June 30, 2010 Interim Financials

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Derivative Liabilities

Preferred Shares

Under Canadian GAAP, the Company’s Class A preferred shares and accrued dividends payable thereon are classified as a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument. Under U.S. GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of ASC Topic 815, “Derivatives and Hedging”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of ASC 815, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations. The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to shareholders’ equity on the initial date of the measurement of the derivative liability. Under U.S. GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company. Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under U.S. GAAP. The dividend is included in the calculation of earnings (loss) per share.

Stock Options

Under Canadian GAAP, the Company records the fair value of its stock option grants as stock-based compensation along with a corresponding increase to additional paid-in capital. Under U.S. GAAP, pursuant to the provisions of ASC 815, the Company is required to classify its outstanding stock options as liabilities; representing the fair value of the obligation should the Company be required to settle the exercise of options in cash for failure to have sufficient authorized common shares to issue. The fair value of the stock options is periodically re-measured at each financial statement date for the duration that the options are outstanding. As a result, the Company has determined the fair value of the options as at December 31, 2009 to be $2,629 (2008 - $5,298).

Note 14

United States of America Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

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In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s consolidated financial statements, but did eliminate all references to pre-codification standards.

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements

Note 16

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.    However, the accrued Dividends Payable on the re-categorized Preferred Shares are included.  During the three month Quarter period ended June 30, 2010, the Company recognized preferred share dividends payable of $207,276 (for the same period during 2009: $50,204)

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In addition to the regularly calculated preferred share dividends, the agreement calls for the compounding of the dividends payable annually.  This is now recorded quarterly.  During the First Quarter’s three month period ending March 31, 2010 the Company did not yet calculate the compounding feature quarterly.  During the three month Second Quarter Period ended June 30, 2010, $$77,049 was recorded as the compounding interest for the three month First Quarter Period ended March 31, 2010.  The three month Second Quarter period ended June 30, 2010 compounded interest recorded was $79,912.

Note 17

Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.  As at June 30, 20100, the Company has not entered into any debt financing, except for short-term notes payable.

The Company is dependent on the related parties ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

Note 18

Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate. As at June 30, 2010, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently. As at June 30, 2010 the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash. As at June 30, 2010, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Creator Capital Limited June 30, 2010 Interim Financials

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Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Accounts payable and accrued liabilities are current.  Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 18

Subsequent Events

Subsequent to the end of the Quarter, March 31, 2010, JALUX, one of the Company’s Sky Play clients, substantially reduced its fleet of older airplanes in which the Sky Play games are installed.  This has been a result of its re-organization under the Japanese Bankruptcy regulations.  As such, future revenues will be substantially reduced.

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